Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 **f** 01932 264 297
e groupaccounts@michaelpage.com

NO

4 March 2008 File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

08001329

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company
2. Total Voting Rights
3. Notice of Results
4. Final Results

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:08 25-Feb-08
Number	6446O

RNS Number:6446O
Michael Page International PLC
25 February 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify) :

3. Full name of person(s) subject to the notification obligation: JPMORGAN CHASE & CO.

4. Full name of shareholder(s) (if different from 3.):
J.P. MORGAN INTERNATIONAL BANK LIMITED
J.P. MORGAN INVESTMENT MANAGEMENT INC.
JF ASSET MANAGEMENT (TAIWAN) LIMITED
JF ASSET MANAGEMENT LIMITED
JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED
JPMORGAN ASSET MANAGEMENT (UK) LIMITED

5. Date of the transaction and date on which the threshold is crossed or reached if different): 21 FEBRUARY 2008

6. Date on which issuer notified: 22 FEBRUARY 2008

7. Threshold(s) that is/are

crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	22,799,873	22,799,873

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0030232317	15,993,951	15,993,951			4.94%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,993,951	4.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

TOTAL DISCLOSABLE HOLDING FOR JP MORGAN CHASE & CO: 15,993,951 (4.94%)

HOLDINGS BY CONTROLLED UNDERTAKINGS OF JP MORGAN CHASE & CO ARE AS FOLLOWS:

J.P. MORGAN INTERNATIONAL BANK LIMITED
J.P. MORGAN INVESTMENT MANAGEMENT INC.
JF ASSET MANAGEMENT (TAIWAN) LIMITED
JF ASSET MANAGEMENT LIMITED
JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED
JPMORGAN ASSET MANAGEMENT (UK) LIMITED

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: PLEASE NOTE THE GROUP HAS OTHER HOLDINGS WHICH ARE COVERED BY EXEMPTIONS

14. Contact name: TRACEY YOUNG

15. Contact telephone number: 020 7325 4513

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	08:24 29-Feb-08
Number	0337P

RNS Number:0337P
Michael Page International PLC
29 February 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 323,407,532 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 323,407,532.

The above figure of 323,407,532 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	08:30 29-Feb-08
Number	0352P

RNS Number:0352P
Michael Page International PLC
29 February 2008

Michael Page International plc

Notice of 2007 Preliminary Results

Michael Page International plc will release its 2007 Preliminary Results at 7.00am on Tuesday 4th March 2008.

The company will host a presentation for analysts and investors at 8.30am on 4th March 2008 at

Financial Dynamics
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB
United Kingdom.

A conference call facility is available for analysts and investors unable to attend, details of which are below.

Link:

w.on24.com/r.htm?e=104832&s=1&k=69720382B8896725E9758306535339FA

Dial-In: +44 (0) 1452 569 393
ConferenceID: 37108840

Please quote the Conference ID '37108840' and "Michael Page Conference Call" to gain access to the call.

A presentation and recording to accompany the Preliminary Results Presentation will be posted during the course of the morning of 4 March 2008 on the company's website at

investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		
Richard Mountain/David Yates		020 7269 7121

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Company	Michael Page International PLC
TIDM	MPI
Headline	Final Results
Released	07:01 04-Mar-08
Number	2668P

Michael Page
INTERNATIONAL

Michael Page International plc

RECORD RESULTS DRIVEN BY CONSISTENT, ORGANIC GROWTH STRATEGY OF INVESTMENT THROUGH CYCLES

Full Year Results for the year ended 31 December 2007

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the year ended 31 December 2007.

	2007 £m	2006 £m	Change
Revenue	831.6	649.1	+28%
Gross profit	478.1	348.8	+37%
Operating profit	149.4	97.4	+54%
Profit before tax	147.4	97.0	+52%
Basic earnings per share (pence)	31.1	19.6	+59%
Diluted earnings per share (pence)	30.6	19.0	+61%
Dividend	8.0p	6.0p	+33%

Key Points

- Record levels of revenue and profits
- Gross margin increased to 57.5% (2006: 53.7%)
- Conversion rate* up to 31.3% (2006: 27.9%)
- Over 60% of gross profits generated outside the UK
- EMEA gross profits up 55% and now largest region
- Americas gross profits up 79%
- Cash generated from operations up 88.6% to £148.7m (2006: £78.8m)
- 15.1m shares repurchased at a cost of £74.9m (includes 3.5m shares repurchased into trust)
- Group headcount increased by 34% to 5,052 employees

* The amount of operating profit as a proportion of gross profit.

Commenting on the results, Steve Ingham, Chief Executive of Michael Page, said:

"2007 was an outstanding year for Michael Page, with record results in each quarter as we continued our significant organic expansion, both by geography and discipline. Since the start of the current year, with the exception of certain sectors related to the banking market, we continue to experience similar year-on-year increases in activity levels in all of our regions.

"Our consistent organic growth strategy of investment through cycles, coupled with structural changes are driving our growth in the specialist recruitment market. We believe this investment has, in turn, given us greater resilience to the economic cycle by virtue of our increased diversification. Whilst we are mindful of the uncertainties surrounding the current global economic outlook, we shall continue to make strategic and

measured investments to position the business for long-term growth. The Board remains confident in the prospects for Michael Page."

Enquiries:

Michael Page International plc **01932 264144**
Steve Ingham, Chief Executive
Stephen Puckett, Group Finance Director

Financial Dynamics **020 7269 7121**
Richard Mountain / David Yates / Sophie Kernon

CHAIRMAN'S STATEMENT

2007 has been an outstanding year for the Group, producing record results quarter after quarter while continuing significant organic expansion, both geographically and by discipline. Market conditions have been strong, with favourable economic activity and positive business confidence driving demand for talent, combined with a shortage of suitably qualified candidates.

Highlights

Revenue for the year ended 31 December 2007 increased 28.1% to £831.6m (2006: £649.1m) and gross profit grew by 37.1% to £478.1m (2006: £348.8m). Reflecting strong market conditions, gross profits from permanent placements grew more rapidly than from temporary placements. This movement in business mix, together with an increase in margins on temporary placements, contributed to an increase in gross margin to 57.5% (2006: 53.7%). Given the Group's high operational gearing, operating profits increased by 53.5% to a record £149.4m (2006: £97.4m). The Group's conversion rate, which is the proportion of gross profit converted into operating profit, rose to 31.3% (2006: 27.9%). Profit before tax was £147.4m (2006: £97.0m) and basic earnings per share increased by 58.7% to 31.1p (2006: 19.6p). Cash generated from operations increased by 88.6% to £148.7m (2006: £78.8m) driven by the increase in operating profits and good working capital management.

The success of our strategy to diversify the business, both geographically and by discipline, through organic growth is increasingly evident, with the EMEA region now the largest in the group. Over 60% of the Group's gross profits were generated outside the UK. With a heritage in Finance and Accounting recruitment, it is likely that these disciplines will continue to represent a significant proportion of the business for some time. However, the other professional disciplines, we are successfully rolling-out, now account for just over 45% of the Group's gross profit and the proportion generated from Finance and Accounting will continue to reduce.

Dividends and share repurchases

With strong growth in earnings, it is the Board's intention to continue its policy of reviewing the annual dividend, with a view to increasing it by a level which we believe can be sustained throughout economic cycles. Surplus cash generated in excess of these dividend levels will continue to be returned to shareholders through share repurchases.

With the strong growth in profits, earnings and cash generation, the Board is recommending an increase in the total dividend per share for the year of 33%. A final dividend of 5.6p (2006: 4.2p) per share is proposed which, together with the interim dividend of 2.4p (2006: 1.8p) per share paid in October, makes a total dividend for the year of 8.0p (2006: 6.0p) per share. The final dividend, if approved, will be paid on 9 June 2008 to those shareholders on the register at 9 May 2008. The total dividend is covered 3.9 times by basic earnings per share of 31.1p.

We repurchased shares throughout 2007, acquiring 15.1m shares for £74.9m. We have no intention of changing our strategy on the Group's capital structure. Given the fall in the share price in the latter part of 2007, and our intention to continue to use surplus cash to repurchase the Company's shares, in order to not be unduly constrained, we will be seeking shareholders' consent for an increase in the maximum authority to repurchase shares from 10% to 15% at the Annual General Meeting on 23 May 2008.

Employees

I wish to express my thanks to the employees worldwide for their commitment, loyalty and efforts throughout the year which delivered the outstanding performance in 2007.

Board of Directors

On 23 May 2007 Ruby McGregor-Smith, Chief Executive of MITIE Group plc, joined as a non-executive director. We are delighted to welcome her to the Board.

Prospects

While the economic cycle is the most important short-term factor, there are a number of long-term structural changes that are having a positive impact on the specialist recruitment markets. These key drivers include a deregulation of the labour markets, demographic changes, an increased global shortage of qualified professionals, increasing job mobility and a greater awareness and acceptance for companies to use specialist recruitment services.

The latter part of 2007 has created significant uncertainty over the short-term prospects for the global economy and consequently business confidence, investment and hiring plans. It is a characteristic of the permanent recruitment market that earnings visibility is short. Since the start of the current year, with the exception of certain sectors related to the banking market, we continue to experience similar year-on-year increases in activity levels in all of our regions.

Our next trading statement covering the first quarter, which in this year, unlike 2007, includes the Easter period, will be released on 7 April 2008.

Sir Adrian Montague CBE
Chairman
4 March 2008

CEO'S REVIEW

In 2007, we have grown gross profits by 37% and delivered record operating profits of £149m, up 54%. This time last year we described 2006 as a very strong year for the Group, growing gross profits 30% and producing £97m of operating profit. We also said that we would continue with our strategy of expanding organically, gradually diversifying and reducing our dependency upon any single geographic market or individual discipline and that we would accelerate the pace of implementation.

Our results for 2007 confirm that we have followed this through and how successful we have been. Having opened in five countries in 2006, our geographic expansion continued in 2007 with openings in Luxembourg and Argentina. More significantly, we increased our fee generating and support staff by nearly 1,300 people, enabling us to expand existing and open new offices, as well as continuing our discipline roll-out. At the end of 2007, the Group had 5,052 (2006: 3,758) fee generating and support staff, operating from 149 (2006: 133) offices in 25 (2006: 23) countries.

Branding and market positioning

Over the last 30 years, the Group has developed a clear brand strategy for the middle to senior-management professional market. Michael Page International is now a high-profile brand, globally recognised, that enables us to attract consultants, candidates and clients in an ever increasing number of countries.

As a result of the complex variation in legislation relating to how temporary and permanent recruitment is managed in different countries, we developed two brands for the clerical professional market. In the UK, where we were only focused on clerical accounting professionals, the brand was Accountancy Additions. In Europe, where in many countries legislation required us to have a separate business for temporary recruitment, the brand is Page Personnel.

With changes in legislation over recent years, Page Personnel can now operate, as did Accountancy

Additions, in both temporary and permanent recruitment. This and our desire to roll-out the brand to other disciplines, as we have successfully done in Europe, has resulted in us clarifying our strategy at this level with one brand. In November 2007, Accountancy Additions was rebranded to Page Personnel Finance and Accounting and during 2007 we launched in the UK two other Page Personnel disciplines, Human Resources and Secretarial.

Both the Michael Page and Page Personnel businesses are significant in terms of countries, offices networks and fee earners as illustrated below:

	Fee Earners	Offices*	Countries
Michael Page	2,964	91	25
Page Personnel	873	79	8

*In some locations offices are shared.

Diversification

The objective of our strategy to diversify the business, both geographically and by discipline, while remaining focused on the cyclical recruitment market, is to reduce the dependency upon any one particular market. We believe we have been very successful in implementing this strategy as illustrated in the table below which compares the gross profit from the business today with the position at the end of 2000.

	2007	2000
Gross profit	£478.1m	£238.3m
% of gross profit by Region		
EMEA	41%	36%
UK	39%	49%
Asia Pacific	12%	13%
Americas	8%	2%
% of gross profit from four largest countries		
UK	39%	49%
France	13%	25%
Netherlands	7%	6%
Australia	7%	9%
Top 4	66%	89%
% of gross profit by Discipline		
Finance and Accounting	54%	66%
Marketing, Sales and Retail	19%	21%
Legal, Technology, HR, Secretarial and Other	15%	10%
Engineering, Property & Construction, Procurement & Supply Chain	12%	3%

In 2000, nearly 50% of Group gross profit was generated in the UK. In 2007, it was less than 40%, with EMEA now our largest region.

In 2000, nearly 90% of Group gross profit was generated in four countries. In 2007, these same four countries generated two-thirds of Group gross profit.

In 2000, two-thirds of Group gross profit was generated by Finance and Accounting. In 2007, it was just over a half.

Continental Europe, Middle East and Africa (EMEA)

During 2007, the EMEA region achieved strong growth and is now the largest region in the Group, both in terms of gross profit and headcount. Revenue in EMEA increased by 44.0% to £321.1m (2006: £223.0m) and gross profit increased by 55.2% to £196.4m (2006: £126.6m). As a result of the increased revenue and high operational gearing, the region produced an increase of 84.4% in operating profit to £63.0m (2006: £34.2m), a conversion rate of 32.1% (2006: 27.0%). Headcount in the region increased by 640 (45%) during the year to 2,078, with the majority joining existing offices. In a number of locations we have taken larger office space

to accommodate the growth and we continued our longer-term investment opening in Luxembourg and starting new offices in Hamburg, Valencia and Bordeaux.

France (33% of EMEA), which remains our second largest and most established business after the UK, had a very successful year growing gross profits by 33% in constant currency. The restructuring of the Michael Page and Page Personnel businesses, following the introduction of the "Borloo" law, is now starting to deliver significant growth with the back drop of stable economic conditions. While the growth in France has been impressive, there remains significant scope for further growth, particularly when recognising that the 2007 gross profits of our French business are still approximately 10% below the gross profits produced in 2000 and 2001.

Elsewhere in the region, collectively, our businesses during 2007 maintained the gross profit growth rate of 2006 at 68%. All countries contributed to this strong growth as we continue our discipline and geographic expansion. In constant currency, the Netherlands (18% of EMEA) grew gross profits by 47%, Germany (13% of EMEA) grew gross profits by 75%, Spain (11% of EMEA) grew gross profits by 59%, Italy (8% of EMEA) grew gross profits by 61% and Switzerland (8% of EMEA) grew gross profits by 116%.

The new businesses which opened in 2006 in Moscow, Johannesburg, Dubai and Dublin, together with Luxembourg in 2007, are ahead of plan. They continue to grow rapidly and collectively had 65 staff at the end of 2007.

With operating profits increasing by 84% from an increase in gross profit of 55% and the conversion rate now at 32%, there is little spare capacity within these businesses and future growth in profits will largely be driven by investment in new staff and office space to accommodate them.

United Kingdom

In the UK, revenue increased by 15.4% to £360.4m (2006: £312.4m) and gross profit by 19.4% to £186.0m (2006: £155.8m). Operating profits were £59.4m (2006: £44.3m), an increase of 34.2% and represent a conversion rate of 31.9% (2006: 28.4%). We invested heavily during the year, increasing headcount by 17% to 1,799 and opening new offices in Pall Mall and Canary Wharf in London, Leicester and Aberdeen.

The gross profits of the Finance and Accounting businesses, which generated 51% of UK gross profit, were 11% higher than in 2006. Michael Page Finance, the largest of the three businesses, produced a mixed performance, with good growth in the regions, being held back by below expectation growth in London and the South East. A number of changes have been made to the management structure of these businesses, which should produce an improved performance in 2008. Michael Page Financial Services had a very strong first half of the year with good growth. The "credit crunch" in the latter half of 2007 has impacted certain parts of the banking market and consequently our growth rate slowed, being flat year-on-year in the fourth quarter. During the year we continued to expand the Page Personnel office network from 35 to 37, opening in Swindon and Sheffield.

The combined gross profits of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 23% higher than in 2006 and, combined, represented 22% of UK gross profit. The Marketing and Sales businesses performed strongly and now operate from 10 and 9 locations respectively. Retail, the smallest of the three businesses, had a tremendous year growing in excess of 40%.

Michael Page Legal, Michael Page Technology, Michael Page Human Resources and Michael Page Secretarial achieved growth of 26% and, combined, represented 16% of UK gross profit. From the Legal business, we created a new business, Michael Page Offshore, which focuses on placing legal, tax and accounting candidates in some of the many offshore tax havens around the world.

The more recently created Michael Page Engineering & Manufacturing, Michael Page Procurement & Supply Chain and Michael Page Property & Construction businesses, grew at over 50% and now represent 7% of UK gross profit. These businesses all grew significantly in 2007 and given the enormous scope for growth in these disciplines, we will continue to invest heavily in them.

I am delighted to report another outstanding year in Scotland, growing gross profit by 50%. In 2007, we opened a new office in Aberdeen and moved into larger offices in Edinburgh. Scotland now represents 5% of UK gross profit.

Asia Pacific

In the Asia Pacific region, revenue was 17.0% higher at £97.8m (2006: £83.6m), gross profit was 27.3% higher at £57.2m (2006: £45.0m) and operating profit increased 22.1% to £20.8m (2006: £17.1m), with a conversion rate of 36.4% (2006: 37.9%). We invested in all the existing offices in the region, increasing headcount by 43% to 632.

In Australia, (57% of Asia Pacific) gross profit and operating profit grew in constant currency by 23.0% and 7.2% respectively, as anticipated, benefiting from the management and structural changes made in the second half of 2006. We continue to see numerous growth opportunities and with a strong Australian economy, we have increased our headcount in Australia by 46%, a large proportion of which joined during the second half of the year.

In Hong Kong, Sha Tin, Shanghai, Tokyo and Singapore, we achieved another year of substantial gross profit growth, with all locations having a record year. While we continue our discipline roll-out, some less mature offices derive a significant proportion of gross profit from one discipline. This is the case with our Tokyo office, where in the fourth quarter of 2007 our business slowed as the credit crunch impacted on demand in the banking sector. We have an excellent opportunity to expand our business significantly in China and plan to open in Beijing and Shenzhen in the first half of 2008.

The Americas

Revenue for the region was 74.1% higher at £52.4m (2006: £30.1m), gross profit increased by 79.0% to £38.4m (2006: £21.5m), operating profit increased to £6.2m (2006: £1.9m), with a conversion rate of 16.1% (2006: 8.7%). Headcount in the region increased by 59% to 543 and we opened new offices in Hartford, Atlanta, Curitiba Brazil and our first office in Argentina in Buenos Aires.

In North America, we have continued our rapid expansion of existing and new offices and the discipline roll-out has continued at pace. We now have nine offices and over 280 staff. In Latin America, we now have over 260 staff and in Mexico, which opened in 2006, we are well ahead of plan, with a good level of profits.

With very limited competition in Latin America, the Americas represent a tremendous long-term opportunity for the Group to expand and we will continue to invest heavily to grow the businesses rapidly. This degree of investment results in the conversion rate in the region being below that of the other regions. However, we anticipate that operating profits will grow at a faster rate than gross profits and the conversion margin will improve over time.

Investment in 2008 and outlook

We made significant investments in 2007, ahead of what was planned at the start of the year, as market conditions remained favourable. We plan further expansion in 2008, with new offices already opened in Montreal, Newcastle, Gothenburg and Seville and new country openings planned in Austria, Turkey and New Zealand. Assuming market conditions remain favourable in the majority of countries in which we operate, these investments, together with our continued expansion of our existing businesses, should see our headcount reach 6,000 by the end of 2008.

An important factor in our success as a business has been our use of technology. Our current recruitment system has supported our growth over the past five years, however, these systems continually develop and the next generation of systems are now available that will facilitate our continued growth. A project is underway throughout the Group to replace the current recruitment system, with a view to the first full implementation taking place early in 2009.

The planned headcount levels, new countries and office openings, will result in an estimated 2008 pre-bonus cost base of approximately £350m, including all share-based charges. Bonuses will continue to be approximately 25% of pre-bonus operating profit.

While we have identified numerous opportunities to continue our growth, we are mindful of the current and now widely-predicted weakening of global economic activity. All our businesses are formally reviewed and forecasts revised on a quarterly basis. At present there is considerable uncertainty over the extent of any

economic slowdown and which region's economies will be most affected. The severity of any slowdown is unlikely to impact significantly on our investment plans for new country and office openings as we believe they represent excellent strategic long-term opportunities. However, a slowdown would impact the headcount growth plans of our more established businesses and in the event of a sustained global economic slowdown, our headcount would not reach 6,000 staff by the end of 2008.

We have an exceptional pool of ambitious and talented people in the Group, in particular at the senior management level, with proven expertise and skills required to launch new or grow existing businesses successfully. This team also has a track record of managing these businesses during recessions and economic slowdowns, while continuing to generate profits and cash. Furthermore, we have a track record in periods of economic slowdown of maintaining our infrastructure and market presence, while continuing to make strategic and measured investments for the longer-term, positioning the business for strong growth when economic conditions improve.

It has always been, and will continue to be, our intention to take decisions and make investments for the longer-term benefit of our stakeholders. If there is a slowdown, we believe that the greater geographic and discipline diversification of the business that we have created since 2000 will make the Group earnings more resilient to a slowing in economic activity when compared to previous slowdowns. I look forward to reporting our progress each quarter as we progress through 2008.

Steve Ingham
Chief Executive
4 March 2008

CFO'S REVIEW

Income statement

Revenue

2007 was a record year for the Group with all regions delivering strong growth. Reported revenue for the year increased by 28.1% to £831.6m (2006: £649.1m). Using constant currencies, revenue increased by 28.4% to £833.4m. Revenue from temporary placements increased by 17.8% to £439.1m (2006: £372.7m) and represented 52.8% (2006: 57.4%) of Group revenue. Revenue from permanent placements was £392.6m (2006: £276.3m), an increase of 42.1%.

Gross profit

Gross profit for the year increased by 37.1% to £478.1m (2006: £348.8m) and in constant currencies by 37.6% to £480.0m. The Group's gross margin increased to 57.5% (2006: 53.7%). The growth in gross profit is greater than the growth in revenue, due to the higher proportion of gross profit derived from permanent placements in 2007, together with a higher volume of temporary placements at a higher gross margin reflecting strong market conditions. Gross profit from temporary placements was £106.1m (2006: £87.8m) and represented 22.2% (2006: 25.2%) of Group gross profit. The gross margin achieved on temporary placements was 24.2% (2006: 23.6%).

Operating profit and conversion rates

As a result of the Group's organic long-term growth strategy, tight control on costs and profit-based bonuses, we have a business model which is operationally geared, as evidenced by the 54% increase in operating profits to £149.4m from a 37% increase in gross profit. In constant currencies operating profits increased by 54.2% to £150.2m.

With a strategy of organic growth, the Group incurs start-up costs and operating losses as investments are made to grow existing and new businesses, open new offices and launch new countries. Furthermore, significant increases in headcount take time to train and become productive. These characteristics of our growth strategy and the levels of investment impact on the conversion rates in any one reporting period.

The Group's conversion rate in 2007 has increased to 31.3% (2006: 27.9%). The conversion rate in three of

the Group's four regions exceeds this rate, with the conversion rate in the Americas being lower as a result of the greater level of new investment and start-ups.

As a result of the increased numbers of staff and offices, start-up costs and higher bonuses due to the increased profits, administrative expenses in the year increased by 30.7% to £328.7m (2006: £251.5m). Administrative expenses also includes £7.2m of share-based charges (2006: £8.3m) in respect of the Group's deferred annual bonus scheme, long-term incentive plans and executive share option schemes. The reduction in these share-based charges, compared to 2006, is due to lower employers' social charges as a consequence of the reduction in the share price from 452.25p at the end of 2006, to 288.0p at the end of 2007.

Approximately 75% of the Group's operating expenses are staff-related, including the profit-related bonus, of our consultants and support staff. Headcount of the Group was 3,758 at 1 January 2007 and increased during the year by 34% to 5,052. The ratio of directors and fee earners to support staff in 2007 was 76:24 (2006: 74:26).

Net interest

Our intention is to manage the balance sheet with a broadly neutral net cash/debt position throughout the year, using surplus cash to repurchase shares and, as necessary, drawing on borrowing facilities. Our net cash/debt position at the end of December each year is usually one of the strongest, due to the need to fund fourth quarter and annual profit-based bonus payments in January. We started 2007 with net debt of £3.6m and, after funding £74.9m of share repurchases throughout the year, we operated for a large period of 2007 with net debt. At 31 December 2007, the Group had net cash of £10.3m. As a consequence, the Group has a net interest charge for the year of £2.0m (2006: £0.4m).

Taxation

Tax on profits was £45.7m (2006: £31.5m), representing an effective tax rate of 31% (2006: 32.5%). The rate is higher than the UK Corporation Tax rate of 30% due to disallowable items of expenditure and profits being generated in countries where the corporate tax rates are higher than 30%. The effective rate is lower than in 2006 primarily as a result of reductions to tax charges in prior periods. With UK corporation tax rates reducing from 30% to 28% in April 2008, the Group's effective tax rate in 2008 is estimated to be in the region of 30.5%.

Share repurchases and share options

It is the Group's intention to continue to use share repurchases to return surplus cash to shareholders and to satisfy awards under the Group's incentive share plan and deferred annual bonus plan. During the year, 15.1m shares were repurchased at a cost of £74.9m. 11.5m of these shares were cancelled, with the remaining shares purchased by the Company's employee benefit trust to satisfy future share plans awards.

We have no intention of changing our strategy on the Group's capital structure. Given the Group's strong cash generation, the intention to continue repurchasing shares and the reduction in the Group's share price in the latter part of 2007, in order not to be unduly constrained, we will, at the Annual General Meeting on 23 May 2008, be seeking shareholder approval for an increase in the authority to make share repurchases up to a maximum of 15%, from 10%, of the issued share capital.

At the beginning of 2007, the Group had 14.5m share options outstanding of which 3.5m had vested. In March 2007, 2.8m share options were granted. During the course of the year options were exercised over 5.7m shares, generating £8.7m in cash and 0.5m share options lapsed. At the end of 2007, 11.1m share options remained outstanding of which 3.1m had vested.

Earnings per share and dividends

In 2007, basic earnings per share were 31.1p (2006: 19.6p) and diluted earnings per share were 30.6p (2006: 19.0p). The weighted average number of shares for the year was 327.5m (2006: 334.7m) reflecting the shares repurchased during the year and the new shares issued to satisfy option exercises.

A 33% increase in the final dividend to 5.6p (2006: 4.2p) per ordinary share is proposed which, together with the interim dividend of 2.4p (2006: 1.8p) per ordinary share, makes a total dividend for the year of 8.0p (2006:

6.0p) per ordinary share, an increase of 33%. The proposed final dividend, which amounts to £18.0m, will be paid on 9 June 2008 to those shareholders on the register as at 9 May 2008.

Balance sheet

The Group had net assets of £107.9m at 31 December 2007 (2006: £80.4m). The increase in net assets principally relates to the profit for the year of £101.7m, the credits relating to share schemes of £5.5m, currency movements of £8.1m and the exercise of share options of £8.7m, offset by share repurchases of £74.9m and dividends paid of £21.8m.

Our capital expenditure is driven primarily by two main factors: headcount, in terms of office accommodation and infrastructure and the maintenance and enhancement of our IT systems. Capital expenditure, net of disposal proceeds, increased to £12.8m (2006: £8.7m) reflecting the 34% increase in headcount and the opening and expansion of a number of offices.

The most significant item in the balance sheet is trade receivables, which were £160.9m at 31 December 2007 (2006: £118.2m) representing debtor days of 58 (2006: 55 days).

Cash flow

At the start of the year, the Group had net debt of £3.6m.

During the year, the Group generated net cash from operating activities of £148.7m (2006: £78.8m), being £157.2m (2006: £103.8m) of EBITDA, an increase in working capital requirements of £15.1m (2006: £28.7m) and movements in provisions of £0.2m (2006: £0.4m).

The principal payments have been:

• £12.8m (2006: £8.7m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
• taxes on profits of £36.5m (2006: £21.7m);
• dividends of £21.8m (2006: £18.1m); and
• share repurchases of £74.9m (2006: £83.4m).

£8.7m (2006: £38.2m) was received in the year from the issue of new shares to satisfy share option exercises.

At 31 December 2007, the Group had net cash of £10.3m.

Key Performance Indicators ("KPIs")

Financial and non-financial key performance indicators (KPIs) used by the Board to monitor progress are listed in the table below. The source of data and calculation methods year-on-year are on a consistent basis.

KPI	2007	2006	Definition, method of calculation and analysis
Gross margin	57.5%	53.7%	Gross profit as a percentage of revenue. Gross margin has slightly improved on last year as a result of the mix of permanent and temporary placements, and improvements in the gross margins on temporary placements. Source: Consolidated income statement in the financial statements.
Conversion	31.3%	27.9%	Operating profit as a percentage of gross profit showing how effective the Group is at controlling the costs and expenses associated with its normal business operations and the level of investment for the future. Conversion has improved over last year as a result of better utilisation of existing capacity, and improved pricing. Source: Consolidated income statement in the financial statements.
Productivity (gross profit per fee earner)	£144.2k	£146.3k	Represents how productive fee earners are in the business and is calculated by dividing the gross profit for the year by the average number of fee earners and directors. The higher the

			number, the higher their productivity. Productivity is a function of the rate of investment in new fee earners, the impact of pricing and the general conditions of the recruitment market. Source: Consolidated financial statements.
Fee earner: support staff ratio	76:24	74:26	Represents the balance between operational and non-operational staff. The movement this year demonstrates faster growth in fee earners in relation to support staff. Source: Internal data.
Debtor days	58	55	Represents the length of time the company receives payments from its debtors. Calculated by comparing how many days billings it takes to cover the debtor balance. Source: Internal data.

We achieved a higher level of operating profit growth than gross profit growth as a result of our high operational gearing. The decrease in productivity is as a result of the large increase in headcount particularly in the second half of the year, as new fee earners can take a number of months to become fully productive. Debtor days have increased largely as a result of a greater proportion of receivables being in Continental Europe where our debtor days are generally higher than in the UK. The ratio of fee earners to support staff has increased as a result of continued efficiencies arising from our effective use of technology and economies of scale.

Treasury management and currency risk

It is the Directors' intention to continue to finance the activities and development of the Group from retained earnings, and to operate the Group's business while maintaining the net cash/debt position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares.

Cash surpluses are invested in short-term deposits, with any working capital requirements being provided from Group cash resources, Group facilities, or by local overdraft facilities. The Group has set up a multi-currency notional cash pool in 2007. Currently the main Eurozone subsidiaries and the UK-based Group Treasury subsidiary participate in this cash pool, although it is the intention to extend the scope of the participation to other Group companies. The structure facilitates interest and balance compensation of cash and bank overdrafts.

The main functional currencies of the Group are Sterling, Euro and Australian Dollar. The Group does not have material transactional currency exposures, nor is there a material exposure to foreign denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations. Our policy is not to hedge this exposure.

In certain cases, where the Group gives or receives short-term loans to and from other Group companies with different reporting currencies, it may use foreign exchange swap derivative financial instruments to manage the currency and interest rate exposure that arises on these loans. It is the Group's policy not to seek to designate these derivatives as hedges.

Principal risks and uncertainties

The management of the business and the execution of the Company's strategy are subject to a number of risks. The following section comprises a summary of what Michael Page International plc believes are the main risks that could potentially impact the Group's operating and financial performance.

People

The resignation of key individuals and the inability to recruit talented people with the right skill-sets could adversely affect the Group's results. This is further compounded by the Group's organic growth strategy and its policy of not externally hiring senior operational positions. Mitigation of this risk is achieved by succession planning, training of staff, competitive pay structures linked to the Group's results and career progression.

Macro economic environment

Recruitment activity is largely driven by economic cycles and the levels of business confidence. The Board look to reduce the Group's cyclical risk by expanding geographically, by increasing the number of disciplines, by building part-qualified and clerical businesses and by continuing to build the temporary business.

A substantial portion of the Group's gross profit arises from fees which are contingent upon the successful placement of a candidate in a position. If a client cancels the assignment at any stage in the process the Group receives no remuneration. As a consequence the Group's visibility of gross profits is generally quite short and tends to reduce further during periods of economic downturn.

Competition

The degree of competition varies in each of the Group's main regions. In the UK, Australia and North America, the recruitment market is well developed, highly competitive and fragmented. The characteristics of a developed market are greater competition for clients and candidates, as well as pricing pressure. In EMEA, Latin America and Asia, the recruitment market is generally less developed with a large proportion of all recruitment being carried out by companies' internal resources rather than through recruitment specialists. This is changing rapidly due to changes in legislation, increasing job mobility and the difficulty internal resources face in sourcing suitably qualified candidates.

If the Group does not continue to compete in its markets effectively, by hiring new staff, opening and expanding offices and continuing the discipline roll-outs, there is a risk that competitors may beat us to key strategic opportunities, which may result in lost business and a reduction in market share. This risk is mitigated by meetings of the Main Board, Executive Board and Regional and Country Management Boards where Group strategy is continually reviewed and decisions made over the allocation of the Group's resources, principally people.

Technology

The Group is reliant on a number of technology systems to provide services to clients and candidates. These systems are dependent on a number of important suppliers that provide the technology infrastructure and disaster recovery solutions. The performance of these suppliers are continually monitored to ensure business critical services are available and maintained as far as practically possible. Due to the rapid advancement of technology, there is a risk that systems could become outdated with the potential to affect efficiency and have an impact on revenue and client service. This risk is mitigated by regular reviews of the Group's technology strategy to ensure that it supports the overall Group strategy.

Legal

The Group operates in a large number of jurisdictions which have varying legal and compliance regulations. The Group takes its responsibilities seriously and ensures that its policies, systems and procedures are continually updated to reflect best practice and to comply with the legal requirements in all the markets in which it operates. In order to reduce the legal and compliance risks, fee earners and support staff receive regular training and updates of changes in legal and compliance requirements.

Stephen Puckett
Group Finance Director
4 March 2008

Consolidated Income Statement for the year ended 31 December 2007

	Note	2007 £'000	2006 £'000
Revenue	3	**831,640**	649,060
Cost of sales		**(353,546)**	(300,243)
Gross profit	3	**478,094**	348,817
Administrative expenses		**(328,662)**	(251,450)

Operating profit	3	**149,432**	97,367
Financial income		**1,189**	821
Financial expenses		**(3,180)**	(1,229)
Profit before tax		**147,441**	96,959
Income tax expense	4	**(45,707)**	(31,512)
Profit for the year		**101,734**	65,447
Attributable to:			
Equity holders of the parent		**101,734**	65,447
Earnings per share			
Basic earnings per share (pence)	7	**31.1**	19.6
Diluted earnings per share (pence)	7	**30.6**	19.0

The above results relate to continuing operations.

Consolidated Statement of Changes in Equity at 31 December 2007

	Called-up share capital £'000	**Share premium £'000**	**Capital redemption reserve £'000**	**Reserve for shares held in the employee benefit trust £'000**	**Currency translation reserve £'000**	**Retain earnin £'0**
Balance at 1 January 2006	**3,326**	**-**	**424**	**(9,871)**	**304**	**74,7**
Currency translation differences	-	-	-	-	(3,116)	
Net expense recognised directly in equity	-	-	-	-	(3,116)	
Profit for the year	-	-	-	-	-	65,4
Total recognised (expense)/income for the year	**-**	**-**	**-**	**-**	**(3,116)**	**65,4**
Purchase of own shares for cancellation	(232)	-	232	-	-	(83,36
Issue of share capital	238	37,952	-	-	-	
Transfer to reserve for shares held in the employee benefit trust	-	-	-	970	-	(97
Credit in respect of share schemes	-	-	-	-	-	12,4
Dividends	-	-	-	-	-	(18,08
	6	37,952	232	970	-	(89,99
Balance at 31 December 2006	**3,332**	**37,952**	**656**	**(8,901)**	**(2,812)**	**50,1**
Balance at 1 January 2007	**3,332**	**37,952**	**656**	**(8,901)**	**(2,812)**	**50,1**
Currency translation differences	-	-	-	-	8,127	
Net income recognised directly in equity	-	-	-	-	8,127	
Profit for the year	-	-	-	-	-	101,7
Total recognised income for the year	**-**	**-**	**-**	**-**	**8,127**	**101,7**
Purchase of own shares for cancellation	(115)	-	115	-	-	(59,88
Purchase of shares held in the employee benefit trust	-	-	-	(15,000)	-	
Issue of share capital	57	8,683	-	-	-	
Transfer to reserve for shares held in the employee benefit trust	-	-	-	1,161	-	(1,16
Credit in respect of share scheme	-	-	-	-	-	5,5
Dividends	-	-	-	-	-	(21,78
	(58)	8,683	115	(13,839)	-	(77,30
Balance at 31 December 2007	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,5**

Consolidated Balance Sheet at 31 December 2007

	2007	**2006**

	Note	£'000	£'000
Non-current assets			
Property, plant and equipment		**27,149**	21,550
Intangible assets - Goodwill		**1,539**	1,539
- Computer software		**2,757**	2,059
Deferred tax assets		**4,998**	9,447
Other receivables		**2,301**	1,927
		38,744	36,522
Current assets			
Trade and other receivables		**192,810**	143,813
Current tax receivable		**-**	213
Cash and cash equivalents	10	**82,990**	35,587
		275,800	179,613
Total assets	3	**314,544**	216,135
Non-current liabilities			
Other payables		**(680)**	(1,130)
Deferred tax liabilities		**(17)**	-
		(697)	(1,130)
Current liabilities			
Trade and other payables		**(115,405)**	(83,525)
Bank overdrafts	10	**(47,433)**	(43)
Bank loans	10	**(25,300)**	(39,150)
Current tax payable		**(17,859)**	(11,704)
Provisions for liabilities		**-**	(192)
		(205,997)	(134,614)
Total liabilities	3	**(206,694)**	(135,744)
Net assets		**107,850**	80,391
Capital and reserves			
Called-up share capital		**3,274**	3,332
Share premium		**46,635**	37,952
Capital redemption reserve		**771**	656
Reserve for shares held in the employee benefit trust		**(22,740)**	(8,901)
Currency translation reserve		**5,315**	(2,812)
Retained earnings		**74,595**	50,164
Total equity		**107,850**	80,391

Consolidated Statement of Cash Flows for the year ended 31 December 2007

	Note	2007 £'000	2006 £'000
Cash generated from operations	9	**148,663**	78,827
Income tax paid		**(36,519)**	(21,705)
Net cash from operating activities		**112,144**	57,122
Cash flows from investing activities			
Purchases of property, plant and equipment		**(11,927)**	(9,167)
Purchases of computer software		**(1,579)**	(737)
Proceeds from the sale of property, plant and equipment, and computer software		**743**	1,210
Interest received		**1,189**	821
Net cash used in investing activities		**(11,574)**	(7,873)
Cash flows from financing activities			
Dividends paid		**(21,785)**	(18,088)
Interest paid		**(2,741)**	(1,209)
Proceeds from bank loan		**25,300**	39,150

Repayment of bank loan		(39,150)	(6,700)
Issue of own shares for the exercise of options		8,740	38,190
Purchase of own shares for cancellation		(59,885)	(83,363)
Purchase of shares held in the employee benefit trust		(15,000)	-
Net cash used in financing activities		**(104,521)**	(32,020)
Net (decrease)/ increase in cash and cash equivalents		**(3,951)**	17,229
Cash and cash equivalents at the beginning of the year		**35,544**	19,779
Exchange gains/(losses) on cash and cash equivalents		**3,964**	(1,464)
Cash and cash equivalents at the end of the year	10	**35,557**	35,544

Notes to the consolidated preliminary results

1. Corporate information

Michael Page International plc is a limited liability company incorporated in Great Britain and domiciled within the United Kingdom whose shares are publicly traded. The consolidated preliminary results of the Company as at and for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated preliminary results of the Group for the year ended 31 December 2007 were approved by the directors on 4 March 2008. The Annual General Meeting of Michael Page International plc will be held at Page House, The Bourne Business Park, Dashwood Lang Road, Addlestone, Surrey, KT15 2QW on 23 May 2008 at 12.00 noon.

2. Basis of preparation and accounting policies

Basis of preparation

These consolidated preliminary results have been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. They do not include all the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2006.

Nature of financial information

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006, but is derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Significant accounting policies

The accounting policies applied by the Group in these consolidated preliminary results are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2006.

3. Segment reporting

The consolidated entity operates in one business segment, being that of recruitment services, and this is the Group's primary segment. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

a) Revenue, gross profit and operating profit by geographic region

		Revenue		Gross Profit		Operating Profit	
		2007 £'000	2006 £'000	**2007 £'000**	2006 £'000	**2007 £'000**	2006 £'000
EMEA		**321,102**	222,993	**196,421**	126,577	**63,013**	34,171
United Kingdom		**360,395**	312,408	**186,024**	155,811	**59,412**	44,270
Asia Pacific	Australia	**72,020**	63,208	**32,855**	26,017	**9,899**	8,982
	Other	**25,741**	20,370	**24,366**	18,944	**10,922**	8,077
	Total	**97,761**	83,578	**57,221**	44,961	**20,821**	17,059
Americas		**52,382**	30,081	**38,428**	21,468	**6,186**	1,867

	831,640	649,060	478,094	348,817	149,432	97,367

The above analysis by destination is not materially different to analysis by origin.

The analysis below is of the carrying amount of segment assets, liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

b) Segment assets, liabilities and capital expenditure by geographic region

		Total Assets		Total Liabilities		Capital Expen
		2007	2006	**2007**	2006	**2007**
		£'000	£'000	**£'000**	£'000	**£'000**
EMEA		**165,719**	91,281	**58,325**	39,734	**5,934**
United Kingdom		**89,679**	88,364	**114,622**	73,228	**5,043**
Asia Pacific	Australia	**22,899**	14,592	**7,103**	5,457	**436**
	Other	**15,672**	10,165	**2,738**	2,251	**303**
	Total	**38,571**	24,757	**9,841**	7,708	**739**
Americas		**20,575**	11,520	**6,047**	3,370	**1,790**
Segment assets/liabilities/ capital expenditure		**314,544**	215,922	**188,835**	124,040	**13,506**
Income tax		**-**	213	**17,859**	11,704	
		314,544	216,135	**206,694**	135,744	

The above table is shown gross of the effect of the multi-currency notional cash pool. Were the cash pool to be shown on a net basis, this would reduce both the total liabilities in the UK and the total assets in EMEA by £29.5m each.

c) Revenue and gross profit by discipline

	Revenue		Gross Profit	
	2007	2006	**2007**	200(
	£'000	£'000	**£'000**	£'00(
Finance and Accounting	**496,506**	408,250	**258,667**	202,54:
Marketing, Sales and Retail	**119,103**	100,153	**89,910**	67,86:
Legal, Technology, HR, Secretarial and Other	**134,908**	96,595	**73,835**	46,65:
Engineering, Property & Construction, Procurement & Supply Chain	**81,123**	44,062	**55,682**	31,75:
	831,640	649,060	**478,094**	348,81:

d) Revenue and gross profit generated from permanent and temporary placements

	Revenue		Gross Profit	
	2007	2006	**2007**	200(
	£'000	£'000	**£'000**	£'00(
Permanent	**392,583**	276,346	**371,998**	261,00(
Temporary	**439,057**	372,714	**106,096**	87,81:
	831,640	649,060	**478,094**	348,81:

The above analyses in notes (a) operating profit by geographic region, (b) segment liabilities by geographic region, (c) revenue and gross profit by discipline (being the professions of candidates placed) and (d) revenue and gross profit generated from permanent and temporary placements have been included as additional disclosure over and above the requirements of IAS 14 "Segment Reporting".

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the year ended 31 December 2007 was 31.0% (2006: 32.5%)

	2007 £'000	2006 £'000
Tax charge		
United Kingdom	21,357	17,046
Overseas	24,350	14,466
Income tax expense reported in the consolidated income statement	45,707	31,512

5. Dividends

	2007 £'000	2006 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2006 of 4.2p per ordinary share (2005: 3.5p)	13,979	12,100
Interim dividend for the year ended 31 December 2007 of 2.4p per ordinary share (2006: 1.8p)	7,806	5,988
	21,785	18,088
Amounts proposed as distributions to equity holders in the year:		
Proposed final dividend for the year ended 31 December 2007 of 5.6p per ordinary share (2006: 4.2p)	17,984	13,859

The proposed final dividend had not been approved by shareholders at 31 December 2007 and therefore has not been included as a liability. The comparative final dividend at 31 December 2006 was also not recognised as a liability in the prior year.

The proposed final dividend of 5.6p (2006: 4.2p) per ordinary share will be paid on 9 June 2008 to shareholders on the register at the close of business on 9 May 2008, subject to approval by shareholders.

6. Share-based payments

In accordance with IFRS 2 "Share-based Payment", a charge of £2.4m has been recognised for share options (including social charges) (2006: £4.6m), and £4.8m has been recognised for other share-based payment arrangements (including social charges) (2006: £3.7m).

7. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data:

	2007	2006
Earnings		
Earnings for basic and diluted earnings per share (£'000)	101,734	65,447
Number of shares		
Weighted average number of shares used for basic earnings per share ('000)	327,528	334,744
Dilution effect of share plans ('000)	5,353	8,888
Diluted weighted average number of shares used for diluted earnings per share ('000)	332,881	343,632
Basic earnings per share (pence)	31.1	19.6
Diluted earnings per share (pence)	30.6	19.0

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals
During the year ended 31 December 2007 the Group acquired property, plant and equipment with a cost of £11.9m (2006: £9.2m).

Property, plant and equipment with a carrying amount of £0.8m were disposed of during the year ended 31 December 2007 (2006: £1.2m), resulting in a loss on disposal of £91k (2006: gain of £48k), which is included in "Administrative Expenses".

Capital commitments
The Group had contractual capital commitments of £1.2m as at 31 December 2007 (2006: £0.6m) relating to property, plant and equipment.

9. Cash flows from operating activities

	2007 £'000	2006 £'000
Profit before tax	**147,441**	96,959
Depreciation and amortisation charges	**7,660**	6,445
Loss/(profit) on sale of property, plant and equipment, and computer software	**91**	(48)
Share scheme charges	**6,757**	4,168
Net finance cost	**1,991**	408
Operating cash flow before changes in working capital and provisions	**163,940**	107,932
Increase in receivables	**(40,863)**	(42,376)
Increase in payables	**25,778**	13,655
Decrease in provisions	**(192)**	(384)
Cash generated from operations	**148,663**	78,827

10. Cash and cash equivalents

	2007 £'000	2006 £'000
Cash at bank and in hand	**75,647**	23,355
Short-term deposits	**7,343**	12,232
Cash and cash equivalents	**82,990**	35,587
Bank overdrafts	**(47,433)**	(43)
Cash and cash equivalents in the statement of cash flows	35,557	35,544
Bank loans	**(25,300)**	(39,150)
Net funds/(debt)	**10,257**	(3,606)

END

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END